Exhibit 99

PRESS RELEASE

MAGNA ANNOUNCES SECOND QUARTER RESULTS

•            All-time quarter record sales, up 3% to $9.68 billion

•            Second quarter record diluted earnings per share of $1.48, increased 5%

•            Returned $484 million to shareholders through share repurchases and dividends

AURORA, Ontario, August 11, 2017 — Magna International Inc. (TSX: MG; NYSE: MGA) today reported financial results for the second quarter ended June 30, 2017.

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2017	2016	2017	2016

Sales	$9,684	$9,443	$19,056	$18,343

Income from operations before income taxes	$762	$767	$1,568	$1,442

Net income attributable to Magna International Inc.	$561	$558	$1,147	$1,050

Adjusted EBIT(1)	$776	$789	$1,607	$1,487

Diluted earnings per share	$1.48	$1.41	$3.01	$2.63

All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars.

(1) Adjusted EBIT is a Non-GAAP financial measure that has no standardized meaning under U.S. GAAP and as a result may not be comparable to the calculation of similar measures by other companies.  Adjusted EBIT represents net income before income taxes; interest expense, net; and other expense, net.  For a reconciliation of this Non-GAAP financial measure, see our Management’s Discussion and Analysis of Results of Operations and Financial Position for the three and six months ended June 30, 2017 available in the Investor Relations section of our website at www.magna.com/investors.

THREE MONTHS ENDED JUNE 30, 2017

We posted all-time quarter record sales of $9.68 billion for the second quarter ended June 30, 2017, an increase of 3% over the second quarter of 2016.  The year over year growth was achieved despite North American and European light vehicle production declining by 3% and 1%, respectively, both compared to the second quarter of 2016.  Our complete vehicle assembly sales increased 14% in the second quarter of 2017 largely reflecting the start of production of the BMW 5-Series at our assembly facility in Graz, Austria, partially offset by the end of production of the MINI Countryman and Paceman in 2016.

MAGNA ANNOUNCES SECOND QUARTER 2017 FINANCIAL RESULTS	CONNECT WITH MAGNA

During the second quarter of 2017, income from operations before income taxes was $762 million, a decrease of 1% compared to the second quarter of 2016.  Net income attributable to Magna International Inc. was a second quarter record $561 million, an increase of 1% compared to the second quarter of 2016.  Diluted earnings per share increased $0.07 in the second quarter of 2017, which includes the favourable impact of a reduced share count and the higher net income attributable to Magna International Inc.

During the second quarter of 2017, Adjusted EBIT decreased 2% to $776 million, compared to $789 million for the second quarter of 2016.  Our Asia and Rest of World segments posted higher Adjusted EBIT and Adjusted EBIT percentage of sales, compared to the second quarter of 2016.

During the second quarter ended June 30, 2017, we generated cash from operations of $948 million before changes in operating assets and liabilities, and invested $391 million in operating assets and liabilities. Total investment activities for the second quarter of 2017 were $563 million, including $420 million in fixed asset additions and $143 million in investments, other assets and intangible assets.

SIX MONTHS ENDED JUNE 30, 2017

We posted sales of $19.06 billion for the six months ended June 30, 2017, an increase of 4% from the six months ended June 30, 2016.  North American light vehicle production decreased 1% and European light vehicle production increased 1%, in the first six months of 2017 compared to the first six months of 2016.

During the six months ended June 30, 2017, income from operations before income taxes was $1.57 billion, net income attributable to Magna International Inc. was $1.15 billion and diluted earnings per share was $3.01, increases of $126 million, $97 million and $0.38, respectively, each compared to the first six months of 2016.

During the six months ended June 30, 2017, Adjusted EBIT increased 8% to $1.61 billion, compared to $1.49 billion for the six months ended June 30, 2016.  Our North America, Asia and Rest of World segments each posted higher Adjusted EBIT and Adjusted EBIT percentage of Sales, compared to the first six months of 2016.

During the six months ended June 30, 2017, we generated cash from operations before changes in operating assets and liabilities of $1.82 billion, and invested $818 million in operating assets and liabilities. Total investment activities for the first six months of 2017 were $955 million, including $729 million in fixed asset additions and $226 million in investments, other assets and intangible assets.

RETURN OF CAPITAL TO SHAREHOLDERS

During the three months ended June 30, 2017, Magna repurchased 8.5 million shares for $383 million.  In addition, we paid dividends of $101 million in the second quarter of 2017.

Our Board of Directors declared a quarterly dividend of $0.275 with respect to our outstanding Common Shares for the quarter ended June 30, 2017. This dividend is payable on September 15, 2017 to shareholders of record on September 1, 2017.

OTHER MATTERS

Our Board of Directors today appointed Mary Chan to serve as an independent director of Magna and a member of the Board’s Enterprise Risk Oversight Committee. Ms. Chan brings to the Board extensive experience in connected cars, autonomous and semi-autonomous vehicles, as well as mobility communications infrastructure, products and services. Since 2015, Ms. Chan has been a managing partner of VectoIQ LLP, prior to which she served as: President, Global Connected Consumer & OnStar Service of General Motors Company (2012-2015); Senior VP & General Manager, Enterprise Mobility Solutions & Services, Dell Inc. (2009-2012); and progressive executive roles, including Executive Vice-President and President of 4G/LTE Wireless Networks, at Alcatel-Lucent Inc. (1996-2009). Ms. Chan, who holds B.Sc. and M.Sc. degrees in Electrical Engineering (Columbia), also serves on the boards of Dialog Semiconductor PLC, SBA Communications Corporation and Microelectronics Technology Inc.

UPDATED 2017 OUTLOOK

Light Vehicle Production (Units)
North America	17.4 million
Europe	22.1 million

Production Sales
North America	$19.2 - $19.8 billion
Europe	$9.7 - $10.1 billion
Asia	$2.2 - $2.4 billion
Rest of World	$0.4 - $0.5 billion
Total Production Sales	$31.5 - $32.8 billion

Complete Vehicle Assembly Sales	$2.8 - $3.1 billion

Total Sales	$37.7 - $39.4 billion

Adjusted EBIT Margin(2)	8.0% - 8.2%

Interest Expense, net	Approximately $75 million

Income Tax Rate(3)	Approximately 25%

Capital Spending	$1.9 - $2.0 billion

(2)  Adjusted EBIT Margin is the ratio of Adjusted EBIT to Total Sales.

(3)  The Income Tax Rate has been calculated using adjusted EBIT and is based on current tax legislation.

In this 2017 outlook, we have assumed:

•                  2017 light vehicle production volumes (as set out above);

•                  no material unannounced acquisitions or divestitures; and

•                  foreign exchange rates for the most common currencies in which we conduct business relative to our U.S. dollar reporting currency will approximate current rates.

Certain of the forward-looking financial measures above are provided on a Non-GAAP basis. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.  To do so would be potentially misleading and not practical given the difficulty of projecting items that are not reflective of on-going operations in any future period. The magnitude of these items, however, may be significant.

This press release together with our Management’s Discussion and Analysis of Results of Operations and Financial Position and our Interim Financial Statements are available in the Investor Relations section of our website at www.magna.com/investors and filed electronically through the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com as well as on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

We will hold a conference call for interested analysts and shareholders to discuss our second quarter ended June 30, 2017 results on Friday, August 11, 2017 at 8:00 a.m. EST. The conference call will be chaired by Don Walker, Chief Executive Officer. The number to use for this call from North America is 1-800-698-5833. International callers should use 1-416-981-9091. Please call in at least 10 minutes prior to the call start time. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be available on our website Friday prior to the call.

TAGS

Quarterly earnings, record quarter, financial results, sales growth

INVESTOR CONTACT

Louis Tonelli, Vice-President, Investor Relations

louis.tonelli@magna.com  |  905.726.7035

MEDIA CONTACT

Tracy Fuerst, Director of Corporate Communications & PR

tracy.fuerst@magna.com  |  248.631.5396

OUR BUSINESS (4)

We are a leading global automotive supplier with 327 manufacturing operations and 100 product development, engineering and sales centres in 29 countries. We have over 161,000 employees focused on delivering superior value to our customers through innovative products and processes, and world class manufacturing. We have complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, vision, closure and roof systems and have electronic and software capabilities across many of these areas. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit our website at www.magna.com.

(4) Manufacturing operations, product development, engineering and sales centres and employee figures include certain equity-accounted operations.

FORWARD-LOOKING STATEMENTS

This press release contains statements that constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including, but not limited to, statements relating to: Magna’s forecasts of light vehicle production in North America and Europe; expected consolidated sales, based on such light vehicle production volumes; production sales, including expected split by segment, in its North America, Europe, Asia and Rest of World segments for 2017; complete vehicle assembly sales; consolidated EBIT margin; net interest expense; effective income tax rate; fixed asset expenditures; and future returns of capital to our shareholders, including through dividends or share repurchases. The forward-looking statements or forward-looking information in this press release is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements or forward-looking information may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements or forward-looking information. Any such forward-looking statements or forward-looking information are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the potential for a deterioration of economic conditions or an extended period of economic uncertainty; a decline in consumer confidence, which would typically result in lower production volume levels; the growth of protectionism and the implementation of measures that impede the free movement of goods, services, people and capital; planning risks created by rapidly changing economic or political conditions; fluctuations in relative currency values; legal claims and/or regulatory actions against us; our ability to successfully launch material new or takeover business; underperformance of one or more of our operating divisions; ongoing pricing pressures, including our ability to offset price concessions demanded by our customers; warranty and recall costs; our ability to successfully identify, complete and integrate acquisitions or achieve anticipated synergies; our ability to conduct appropriate due diligence on acquisition targets; an increase in our risk profile as a result of completed acquisitions; shifts in market share away from our top customers; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; inability to sustain or grow our business; risks of conducting business in foreign markets, including China, India, Eastern Europe, Brazil and other non-traditional markets for us; our ability to successfully compete with other automotive suppliers, including disruptive technology innovators which are entering or expanding in the automotive industry; our ability to consistently develop innovative products or processes; our changing risk profile due to the increasing importance to us of product areas such as powertrain and electronics; restructuring, downsizing and/or other significant non-recurring costs; a reduction in outsourcing by our customers or the loss of a material production or assembly program; a prolonged disruption in the supply of components to us from our suppliers; shutdown of our or our customers’ or sub-suppliers’ production facilities due to a labour disruption; scheduled shutdowns of our customers’ production facilities (typically in the third and fourth quarters of each calendar year); the termination or non-renewal by our customers of any material production purchase order; exposure to, and ability to offset, commodities price increases; restructuring actions by OEMs, including plant closures; work stoppages and labour relations disputes; risk of production disruptions due to natural disasters or catastrophic event; the security and reliability of our information technology systems; pension liabilities; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; impairment charges related to goodwill, long-lived assets and deferred tax assets; other potential tax exposures; changes in credit ratings assigned to us; changes in laws and governmental regulations, including tax and transfer pricing laws; costs associated with compliance with environmental laws and regulations; liquidity risks; inability to achieve future investment returns that equal or exceed past returns; the unpredictability of, and fluctuation in, the trading price of our Common Shares; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statements or forward-looking information, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements or forward-looking information. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements or forward-looking information to reflect subsequent information, events, results or circumstances or otherwise.